August 25, 2011

Mr. Larry Spirgel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Re:	Upstream Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 0-50494

Dear Mr. Spirgel:

Please find our responses to the comments received from you in your letter dated August 11, 2011 related to the Form 10-K of Upstream Worldwide, Inc. for the fiscal year ended December 31, 2010.  Our response to each comment follows your comment which has been reproduced.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies

Revenue Recognition, page 5, question 1

1.
Refer to the precious metals revenue recognition accounting policy.  We note that you recognize revenue upon melting of the precious metals and the validation of the quality and quantity of each precious metal by the Refinery.  Explain to us how you determine the amount recognized as revenue.

Registrant’s Response

We grade the quality of the precious metals purchased from the public and estimate the total quantity received. We then lock in the current spot rate of each metal sufficient to cover the total quantity received in the current batch with the Refinery.  After a holding period of at least 10 days to allow for returns to members of the public, the precious metals are delivered to our customer (Republic Metals Corporation, the “Refinery”) to be analyzed and melted.

The Refinery uses a series of complex refining processes that utilize chemical and temperature changes, as well as curing time, to separate other alloy metals commonly mixed with the precious metals to enhance the intended use (for example: copper, bronze and nickel are often be combined with gold to improve its durability or alter its color for use in jewelry manufacturing). Upon completion of the refining process, the Refinery then completes an “assay” process on the metals, using additional chemical testing, x-ray analysis, etc., to accurately determine the exact weight (in troy ounces) and purity of the precious metals received from us.  The total quantity of troy ounces are then priced, using a first-in, first-out process with the spot rates previously locked in, and a final value is calculated.  The assay process and valuation calculation are generally completed within a few days of our delivery of the precious metals to the Refinery.  The refinery imposes a minimal fee per troy ounce in connection with the spot rate lock.  We invoice the Refinery, and recognize revenue, based on the final value discussed above, less the spot rate lock fee, as this is the payment we receive from the Refinery.  Separately, the Refinery charges us fees to perform the refining and assay processes.  These processes could be performed by a third party.  We record the refining and assay processing costs as a cost of revenue.

No returns are accepted from the Refinery and upon delivery of the precious metals to the Refinery, we have no further obligations.

We record revenue on sales of precious metals to the Refinery based on the gross amount invoiced to them, in accordance with our review of the gross vs. net indicators in ASC 605-45:

Indicators of Gross Revenue Reporting

1.	The Company is the primary obligor in the arrangement – YES – We are the only party obligated to deliver the precious metals to the Refinery.
2.
The Company has general inventory risk – YES – We take title to the inventory upon the purchase of the precious metals from the public.  The quantity of precious metal sold to the Refinery is based upon the amount we deliver to them, not on any advance orders from them.

3.	The Company has latitude in establishing price – NOT APPLICABLE – The precious metals are a free trading commodity and therefore prices are set by the market, not by us or the Refinery.
4.
The Company changes the product or performs part of service – NO – We receive the precious metals from the public and aggregate them for delivery to the Refinery.  We do not change the product, or perform any part of the refining process.

5.	The Company has discretion in supplier selection – YES – Precious metals are a commodity and can be sold to any refiner or dealer.
6.
The Company is involved in the determination of product or service specifications – NOT APPLICABLE – The products being sold are precious metals, a natural resource.  There are no product or service specifications determined by us, or by the Refinery.

7.	The Company has physical loss inventory risk – YES – Title to the precious metals remains with us and is only transferred to the Refinery upon delivery to them.
8.	The Company has credit risk – YES – We have credit risk for the amount billed to the Refinery. We must pay the public for precious metals we purchase, regardless of our collection from the Refinery.

Indicators of Net revenue reporting

1.
The Company’s supplier is the primary obligor in the arrangement – NOT APPLICABLE – Precious metals are voluntarily sent directly by the public in response to our advertising campaigns.  They are not under any obligation.

2.	The amount that the Company earns is fixed – NO – The selling prices vary day to day based on the free market trading prices of the precious metals.
3.	The supplier has credit risk – NO – We must pay the public for precious metals we purchase, regardless of our collection from the Refinery.

Revenue Recognition, page 5, question 2

2.
Regarding the cellular phones, we note that you appraised the phones upon receipt from the public and that you use the appraised value to determine the price at which you will sell the phone to ReCellular.  Does ReCellular pay you a percentage of the appraised value?  Explain to us how you determine the amount recognized as revenue.

Registrant’s Response

The receipt of phones and the appraisal process are performed by our electronics partner, ReCellular, Inc. (“ReCellular”).  Cellular phones are appraised upon receipt from the public based on a variety of factors including the condition of the phone, whether or not the phone turns on, and the phone’s ability to make a successful test call. The appraised value is used to determine the price at which we sell the phone to ReCellular.

For phones with an appraised value below a predetermined threshold, the selling price from us to ReCellular is a percentage of the appraised value of the phone.  This amount is reflected on the daily purchase order from ReCellular.  We invoice ReCellular, and recognize revenue each day, based on the purchase order date and the amount on the purchase order.

For phones with an appraised value in excess of the predetermined threshold, an agreed upon initial amount is reflected on the purchase order from ReCellular.  We recognize revenue each day, based on the purchase order date and the amount on the purchase order.  When these phones are ultimately sold by ReCellular, if the selling price exceeds the original appraised value, we are entitled to receive an additional amount (“Additional Amount”) from ReCellular.  This Additional Amount is recorded as revenue upon receipt of the payment from ReCellular.  If the selling price is less than the original appraised value, we do not owe anything back to ReCellular.  As a result of the delayed receipt of payments from ReCellular described in our recent filings, we have not received any Additional Amounts and have therefore not recorded any additional revenue under this arrangement.

We do not return phones to the public once they have been received. In addition, no returns are accepted from ReCellular and upon delivery of the phones to ReCellular, we have no further obligations.

We record revenue on sales of cellular phones to ReCellular based on the gross amount invoiced to them, in accordance with our review of the gross vs. net indicators in ASC 605-45:

Indicators of Gross Revenue Reporting

1.
The Company is the primary obligor in the arrangement – NOT APPLICABLE – Cellular phones are voluntarily sent directly by the public in response to our advertising campaigns.  They are not under any obligation.

2.
The Company has general inventory risk – NOT APPLICABLE – Cellular phones are received on a daily basis and are reflected on daily purchase orders from ReCellular.  Due to the rapid turnaround time from receipt to sale (one day), we do not record cellular phones as inventory: we record the price paid to the public to purchase the phone as a cost of revenue.

3.	The Company has latitude in establishing price – YES – Pricing thresholds are negotiated with ReCellular, which determine the amount we will get paid by them for the cellular phones.
4.	The Company changes the product or performs part of service – NO – The cellular phones are received directly by ReCellular.
5.	The Company has discretion in supplier selection – YES – There are multiple partners available to whom cellular phones can be sold.
6.
The Company is involved in the determination of product or service specifications – YES – We can tailor our marketing campaigns to focus on certain types of phones (smart-phones) and/or specific models (i-phones, blackberries, etc.).  We do not know the exact mix of phones that we will receive, but all phones received are purchased from us by ReCellular.  ReCellular does not place any advance orders.

7.	The Company has physical loss inventory risk – NOT APPLICABLE – We do not record the cellular phones received as inventory as they are sold to ReCellular on the date of receipt.
8.	The Company has credit risk – YES – We have credit risk for the amount billed to ReCellular. We must pay the public for cellular phones we purchase, regardless of our collection from ReCellular.

Indicators of Net revenue reporting

1.
The Company’s supplier is the primary obligor in the arrangement – NOT APPLICABLE – Cellular phones are voluntarily sent directly by the public in response to our advertising campaigns.  They are not under any obligation.

2.
The amount that the Company earns is fixed – NO – The selling prices vary based on negotiated pricing thresholds, as well as the condition of the phone, whether or not the phone turns on, and the phone’s ability to make a successful test call.

3.	The supplier has credit risk – NO – We pay the public for cellular phones we purchase, regardless of our collection from ReCellular.

Upstream Worldwide acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 478-7077.

Sincerely yours, /s/ Michael Brachfeld Michael Brachfeld Chief Accounting Officer